 Exhibit 99.1

Polyrizon Receives Notice of European Patent Publication for Innovative Mucoadhesive Nasal Drug Delivery Technology

Raanana, Israel, June 10, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced that the European Patent Office (EPO) has completed the technical preparations for the publication of the Company's European patent application entitled “Mucoadhesive Polymers for Nasal Drug Delivery.” The application was published under European publication number EP 4751737. The patent application covers Polyrizon’s proprietary Trap & Target™ (T&T) mucoadhesive polymer technology platform for nasal drug delivery. The technology is designed to enhance the interaction between pharmaceutical formulations and the nasal mucosa, potentially increasing formulation retention, improving drug absorption, and enabling more efficient delivery of active pharmaceutical ingredients through the nasal route.

Nasal drug delivery has emerged as an increasingly attractive administration route for a wide range of therapeutic compounds, offering rapid onset of action, non-invasive administration, and the potential to bypass gastrointestinal degradation and first-pass metabolism. Polyrizon’s technology is intended to address one of the key challenges of nasal administration, limited residence time within the nasal cavity, through the development of advanced mucoadhesive polymer systems.

The publication of the patent application represents a significant milestone in the Company's strategy to strengthen its intellectual property portfolio supporting future pharmaceutical applications and collaborations in the nasal drug delivery field.

"The forthcoming publication of this European patent application marks an important step in strengthening our position in the growing nasal drug delivery market," said Tomer Izraeli, Chief Executive Officer of Polyrizon. "We believe our proprietary mucoadhesive polymer technology has the potential to improve the performance of nasal drug delivery systems across a broad range of therapeutic applications. Expanding our patent portfolio remains a key component of our strategy as we continue to advance innovative solutions for pharmaceutical partners and future product opportunities."

The patent application will continue through the European examination process. If granted, the patent could provide intellectual property protection across multiple European markets, further supporting Polyrizon’s potential commercialization and partnering efforts in the pharmaceutical sector.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the Company's strategy to strengthen its intellectual property portfolio supporting future pharmaceutical applications and collaborations in the nasal drug delivery field, strengthening its position in the growing nasal drug delivery market, the expected growth of the nasal drug delivery market, advancing innovative solutions for pharmaceutical partners and future product opportunities and its potential commercialization and partnering efforts in the pharmaceutical sector. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. .  Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com